UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Maxwell Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
577767106
(CUSIP Number)

I2BF Global Investments Ltd.

c/o I2BF LLC

304 Park Avenue South, 9th Floor

New York, New York 10010

(212) 226-7320

Arbat Capital Group Ltd.

Commonwealth Trust Limited

Drake Chambers

P.O. 3321

Road Town, Tortola

British Virgin Islands

+7 (499) 780-0111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 577767106	13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) I2BF Global Investments Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,390,204 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,390,204 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390,204 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 36,883,436 shares of common stock, par value $0.10 per share, outstanding as of May 22, 2017, which number of shares is taken from disclosures made by Maxwell Technologies, Inc. in its Schedule 14A as filed with the Securities and Exchange Commission on June 2, 2017.

CUSIP No. 577767106	13D

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Arbat Capital Group Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
1,679,702 shares
	(8)	SHARED VOTING POWER
-0- shares
	(9)	SOLE DISPOSITIVE POWER
1,679,702 shares
	(10)	SHARED DISPOSITIVE POWER
-0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 36,883,436 shares of common stock, par value $0.10 per share, outstanding as of May 22, 2017, which number of shares is taken from disclosures made by Maxwell Technologies, Inc. in its Schedule 14A as filed with the Securities and Exchange Commission on June 2, 2017.

Item 1. Security and Issuer.

The securities to which this statement (this “Statement”) relates are the common stock, par value $0.10 per share (the “Common Stock”), of Maxwell Technologies, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 3888 Calle Fortunada, San Diego, CA 92123.

Item 2. Identity and Background.

(a)	Name

This Statement is being filed by I2BF Global Investments Ltd. (“I2BF”) and Arbat Capital Group Ltd. (“Arbat”). I2BF and Arbat are collectively referred to as the “Reporting Persons.”

I2BF is the beneficial owner of 1,390,204 shares of Common Stock, which shares of Common Stock are held of record by I2BF Energy Limited, a wholly-owned subsidiary of I2BF.

Arbat is the beneficial owner of 1,679,702 shares of Common Stock.

Schedule A to this Statement, which is incorporated herein by reference, sets forth the name of each director and executive officer of the Reporting Persons (collectively, the “Schedule A Persons”).

(b)	Residence or Business Address

The address of the principal office of I2BF is Campbells Corporate Services Ltd., Scotia Centre, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.

The address of the principal office of Arbat is Commonwealth Trust Limited, Drake Chambers, P.O. 3321, Road Town, Tortola, British Virgin Islands.

The business address of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

I2BF, together with its affiliates, is an international fund management group engaged in venture capital and public equity activities around the world

Arbat is an investment entity that invests for its own account.

The present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(d)	Criminal Convictions

During the last five years, neither of the Reporting Persons nor any of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the last five years, neither of the Reporting Persons nor any of the Schedule A Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The responses of the Reporting Persons on row 4 of the cover pages of this Statement are incorporated herein by reference.

The citizenship of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock to which this Statement relates were acquired by the Reporting Persons in connection with the acquisition (the “Acquisition”) by the Issuer of substantially all of the assets of Nesscap Energy, Inc. (“Nesscap”) pursuant to the Arrangement Agreement, dated as of February 28, 2017 (as amended, the “Arrangement Agreement”), between the Issuer and Nesscap. The Reporting Persons were previously shareholders of Nesscap. Under the Arrangement Agreement, delivery of shares of Common Stock to the shareholders of Nesscap in connection with the Acquisition was made in installments, with certain installments deferred pending the satisfaction of certain liabilities of Nesscap. On July 10, 2017, Nesscap released certain shares of Common Stock to its shareholders. As part of that release, the Reporting Persons received an aggregate of 1,906,094 shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons received shares of Common Stock as described in Item 3.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the shares of Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the shares of Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) the sale or merger of the Issuer. The Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. The Reporting Persons may discuss such matters with the management or board of directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of shares of Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (i) formulate other plans and proposals; (ii) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (iii) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) and (b)       The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of the close of business on July 20, 2017, I2BF beneficially owned 1,390,204 shares of Common Stock, representing approximately 3.8% of the outstanding shares of Common Stock, and Arbat owned 1,679,702 shares of Common Stock, representing approximately 4.6% of the outstanding shares of Common Stock. The percentages in this paragraph relating to beneficial ownership of shares of Common Stock are based on 36,883,436 shares of Common Stock outstanding as of May 22, 2017, which number of shares is taken from disclosures made by the Issuer in its Schedule 14A as filed with the Securities and Exchange Commission on June 2, 2017.

To the knowledge of the Reporting Person, none of the Schedule A Persons is the beneficial owner of any shares of Common Stock.

(c)       Except for the acquisition of 1,008,416 shares of Common Stock by I2BF on July 10, 2017, and the acquisition of 897,678 shares of Common Stock by Arbat on July 10, 2017, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule A Persons has effected any transactions in the shares of Common Stock in the last 60 days.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a shareholder agreement with the Issuer (the “Principal Shareholder Agreement”) providing for, among other things, a lock-up agreement regarding any of the shares of Common Stock received as part of the Arrangement, a standstill arrangement related to further acquisitions and actions related to the Issuer, non-competition and non-solicitation agreements, and the right to nominate a director to the Board. On May 11, 2017, the Board appointed Ilya Golubovich as a Class II director. Mr. Golubovich is the founding partner of I2BF and was appointed to the board pursuant to the Principal Shareholder Agreement.

The foregoing description of the Arrangement Agreement is not complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is included as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 28, 2017, by the Issuer. The foregoing description of the Principal Shareholder Agreement is not complete and is qualified in its entirety by reference to the full text of the Principal Shareholder Agreement, a copy of which is included as Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on February 28, 2017, by the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
1	Joint Filing Agreement.
2	Arrangement Agreement, dated February 28, 2017, between Maxwell Technologies, Inc. and Nesscap Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 28, 2017, by the Issuer).
3	Principal Shareholder Agreement, dated February 28, 2017, among Maxwell Technologies, Inc., I2BF Energy, Limited and Arbat Capital Group Ltd (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on February 28, 2017, by the Issuer).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2017

I2BF GLOBAL INVESTMENTS LTD.

By:	/s/ Ilya Golubovich
Name: Ilya Golubovich
Title: Director

ARBAT CAPITAL GROUP LTD.

By:	/s/ Alexey Golubovich
Name: Alexey Golubovich
Title: Director

Schedule A

Directors and Executive Officers of I2BF Global Investments Ltd.

The name and present principal occupation or employment of each director and executive officer of I2BF Global Investments Ltd are set forth below. The business address for each person listed below is c/o I2BF LLC, 304 Park Avenue South, 9th Floor, New York, New York 10010.

Name	Principal Occupation or Employment	Citizenship
Ilya Golubovich	Director	Republic of Malta and Russian Federation

Directors and Executive Officers of Arbat Capital Group Ltd.

The name and present principal occupation or employment of each director and executive officer of Arbat Capital Group Ltd are set forth below. The business address for each person listed below is c/o Arbat Capital Group Ltd, Commonwealth Trust Limited, Drake Chambers, P.O. 3321, Road Town, Tortola, British Virgin Islands.

Name	Principal Occupation or Employment	Citizenship
Alexey Golubovich	Director and Chairman	Russian Federation
Sophia Ioannou	Director	Cyprus
Timothy Lewin	Director	United Kingdom

Schedule A

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement.
2	Arrangement Agreement, dated February 28, 2017, between Maxwell Technologies, Inc. and Nesscap Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 28, 2017, by the Issuer).
3	Principal Shareholder Agreement, dated February 28, 2017, among Maxwell Technologies, Inc., I2BF Energy, Limited and Arbat Capital Group Ltd (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on February 28, 2017, by the Issuer).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing, on behalf of each of them, of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.10 per share, of Maxwell Technologies, Inc., a Delaware corporation; and (ii) that this agreement be included as Exhibit 1 to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning the undersigned contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

[Signature page follows.]

The undersigned have signed this agreement as of July 20, 2017.

I2BF GLOBAL INVESTMENTS LTD.

By:	/s/ Ilya Golubovich
Name: Ilya Golubovich
Title: Director

ARBAT CAPITAL GROUP LTD.

By:	/s/ Alexey Golubovich
Name: Alexey Golubovich
Title: Director